

Mail Stop 4631

February 18, 2016

Via E-mail
Steven M. Burdick
Chief Financial Officer
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

Re: Tetra Tech, Inc.
Form 10-K for Fiscal Year Ended September 27, 2015
Filed November 20, 2015
Form 10-Q for Fiscal Quarter Ended December 27, 2015
Filed January 29, 2016
File No. 0-19655

Dear Mr. Burdick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year September 27, 2015

9. Income Taxes, page 104

1. We note your statement that a higher proportion of operating income was from international operations during fiscal year 2015 as compared to fiscal year 2014, which had a greater positive impact on the effective tax rate for fiscal year 2015. However, your presentation on page 104 indicates that your foreign operations reported a loss for fiscal year 2015 versus income for fiscal year 2014. Please expand your disclosure to clarify your discussion of the impact the tax differential on foreign earnings had on your effective tax rate to address this potential inconsistency.

20. Quarterly Financial Information – Unaudited, page 123

2. Please expand your presentation to include gross profit in accordance with Item 302(a)(1) of Regulation S-K.

3. We note the statement by your CEO during the conference call that WEI's strong margin for fiscal year 2015 was due to seasonally high margins in Canadian field operations and also favorable project closeouts in your federal and commercial businesses in the US. Please expand your disclosures to quantify the impact of the favorable project closeouts to the profit measures presented in accordance with Item 302(a)(3) of Regulation S-K. To the extent that the project closeout adjustments were material to your consolidated results or WEI's fiscal year 2015 operating income, please include a discussion and analysis of the facts and circumstances that led to the adjustments upon closeout of the contracts within MD&A.

Form 10-Q for Fiscal Quarter Ended December 27, 2015

1. Basis of Presentation, page 7

4. We note that you "re-aligned certain operating units within [y]our reportable segments to improve organizational effectiveness by better aligning operations with similar clients and projects." Please expand this explanation to provide investors with a more comprehensive discussion of the appropriateness of moving certain operating units from the RME reportable segment to the WEI reportable segment, as we note that these two segments are based on your markets (refer to page 120 of your fiscal year 2015 Form 10-K). Please ensure your enhanced disclosures addresses the fact that for the first quarter of 2014 the realignment increased WEI's revenues by 6% but decreased its operating income margin by 6.5%, and RME's operating income margin increased by 6.5% even though its revenues declined by 4.7%. Finally, please confirm to us that your reportable segments meet the definition of operating segments per ASC 280-10-50-1. Otherwise, please provide the disclosures required by ASC 280-10-50-21.a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Burdick
Tetra Tech, Inc.
February 18, 2016
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and Construction